Mail Stop 4561   October 3, 2008

By U.S. First Class Mail and fax to +44 (0)20 7116 7386

Chris Lucas
Group Finance Director
Barclays PLC and Barclays Bank PLC
1 Churchill Place
London, E14 5HP, England

      Re: Barclays PLC and Barclays Bank PLC
             Form 20-F for the Fiscal Year Ended December 31, 2007
             File No. 1-09246, 1-10257

Dear Mr. Lucas:

      We have reviewed your filings and have the following comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 20-F

General

1.   Where the answer to an item is in the negative, you must respond to the item by making a statement to that effect. See General Instruction C(a) to the Form 20-F. Please revise future filings accordingly.

Corporate Governance, page 143

2.   Please provide the information required by Item 15(b)(4) of the Form 20-F.

Note 42, Related party transactions and Directors' remuneration, page 208

3. You do not fully comply with Item 7.B.2 of Form 20-F because you do not identify the key management members to whom the preferential loans were made (i.e., the £1,250 loan made at 5% and the £665 interest-free loan). Please confirm that you will disclose this information in future filings. In addition, you do not state the largest amount of loans to related parties outstanding during the year. In the future, please either provide all of the information required by Item 7.B.2 or make the representations contemplated in Instruction 2 to Item 7.B.

Exhibits

Exhibit 12

4. Please file the certifications required under Exchange Act Rules 13a-14(a) and 15d-14(a) as separate exhibits.

5. Certifications required under Exchange Act Rules 13a-14(a) and 15d-14(a) must be in the exact form set forth in Form 20-F. Your certifications contain inappropriate modifications. Please confirm that future certifications will be in the exact form set forth in the Form 20-F. Refer to Instructions as to Exhibits of the Form 20-F.

*   *   *   *   *

Please send us your response to these comments by October 31, 2008. Please furnish a cover letter keying your responses to our comments and provide any requested supplemental information. Please file your response letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

     You may contact Dave Irving, Staff Accountant, at (202) 551-3321 or Sharon Blume, Reviewing Accountant, at (202) 551-3474 if you have questions regarding comments on the financial statements and related matters. Please contact Matt McNair, Staff Attorney, at (202) 551-3583 or me at (202) 551-3434 with any other questions.

                                Sincerely,

                                Michael R. Clampitt
                                Senior Attorney